UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41072

IREN Limited
(Translation of registrant’s name into English)

Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Convertible Notes Offering

On June 11, 2025, the Company issued a press release announcing the pricing of its upsized offering of $500 million in aggregate principal amount of its 3.50% Convertible Senior Notes due 2029 (the “Convertible Notes”). The Convertible Notes will only be sold to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company also granted to the initial purchasers of the Convertible Notes an option to purchase, within a 13-day period beginning on, and including, the date on which the Convertible Notes are first issued, up to an additional $50 million aggregate principal amount of the Convertible Notes. The offering is expected to close on June 13, 2025, subject to satisfaction of customary closing conditions.

The Company estimates that the net proceeds of the offering will be approximately $486.1 million (or approximately $534.9 million if the initial purchasers exercise in full their option to purchase additional Convertible Notes), after deducting the initial purchasers’ discounts and commissions and the Company’s estimated offering expenses. The Company intends to use $48.9 million of the net proceeds to fund the cost of entering into the capped call transactions, approximately $92.5 million of the net proceeds to fund the cost of entering into the prepaid forward transaction, and the remainder of the net proceeds for general corporate purposes and working capital. If the initial purchasers exercise their option to purchase additional Convertible Notes, then the Company intends to use a portion of the additional net proceeds to fund the cost of entering into additional capped call transactions.

A copy of the press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

This Report on Form 6-K and the press release attached hereto as Exhibit 99.1 do not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Convertible Notes will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

INCORPORATION BY REFERENCE

This Report on Form 6-K (including the information contained in the press release filed as Exhibit 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201, 333-273071, 333-280518 and 333-287529) and the registration statements on Form F-3 (File Nos. 333-277119 and 333-279427) of IREN Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of IREN Limited announcing the pricing of its upsized Convertible Notes offering, dated June 11, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: June 11, 2025	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director